FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February, 9, 2012

PETROBRAS ARGENTINA S.A.
 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22
(1084)  Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Fourth Quarter 2011 Results

Buenos Aires, February 9, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the fourth quarter ended December 31, 2011.

Net income for 2011 fourth quarter was negative at P$88 million. In 2010 fourth quarter the Company's net income was positive at P$60 million. Despite net income for the quarter was negative at P$88 million, the same was affected by allowances for environment-related matters and for impairment on foreign assets of Petrobras Argentina.

Net income for 2011 fiscal year was positive in the amount of P$704 million.  In 2010 fiscal year the Company recorded a positive net income of P$610 million. Though net income for the year was affected by the same allowances mentioned in the before mentioned paragraph and by other non-operating income, net income for the year is 15% higher compared to that of previous year.

Income Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period)		(Twelve-Months Period)	
	IVQ11	IVQ10	Dec-11	Dec-10
Net Sales	3,832	3,712	14,278	14,442
Cost of Sales	(2,936)	(2,844)	(11,025)	(10,806)
Gross Profit	896	868	3,253	3,636
Administrative and Selling Expenses	(425)	(478)	(1,708)	(1,746)
Exploration Expenses	(25)	(102)	(391)	(190)
Other Operating Expenses	(446)	(104)	(560)	(258)
Operating Result	0	184	594	1,442
Non-Operating Earnings of Affiliates	56	86	223	156
Financial and holding results	(72)	(21)	(317)	(401)
Other Expense (income) - Net	(271)	(176)	189	(357)
Income before income tax and Minority Interest	(287)	73	689	840
Income tax	198	(13)	7	(201)
Minority Interest in Subsidiaries	1	0	8	(29)
Net Result	(88)	60	704	610

Net sales

Gross Profit

Operating Income

Equity in earnings of affiliates

Without proportional consolidation of CIESA and Distrilec, the Company’s equity in earnings of affiliates is broken down as follows:

Financial and holding results

Other expense (income) net

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME PER BUSINESS SEGMENT

Oil and Gas Exploration and Production

In 2011 quarter net sales increased P$348 million to P$1,334 million.

Crude oil sales increased 28.5% million to P$1,014 million in 2011 quarter, mainly as a consequence of a 28.4% improvement in average sales prices. The rise in sales prices basically derives from the partial recovery in domestic prices in Argentina.

Gas sales rose 62.3% to P$297 million in 2011 quarter, as a consequence of a 53.2% and a 5.9% increase in average sales prices and sales volumes, respectively.

Gross profit increased P$131 million to P$466 million in 2011 quarter. The improvement in 2011 quarter is mainly attributable to the 30.7% rise in average sales prices and, to a lesser extent, the 3.2% increase in daily sales volumes of oil equivalent. The lifting cost increased to US$10.68 per barrel of oil equivalent in 2011 quarter from US$8.66 per barrel of oil equivalent in 2010 quarter. Gross margin on sales was 35% and 34% in 2011 and 2010 quarters, respectively.

Exploration expenses totaled P$25 million and P$102 million in 2011 and 2010 quarters, respectively. Expenses for 2010 quarter were mainly attributable to abandonment of exploration wells in Argentina.

Other operating expenses, net totaled P$251 million and P$25 million in 2011 and 2010 quarters, respectively. Expenses for 2011 quarter include P$200 million attributable to environment-related activities, due to a higher level of requirements under the relevant internal policies in line with international standards, and P$39 million derived from social peace agreements entered into with trade unions to ensure maintenance of employment levels and operating activities in Argentina. Expenses for 2010 quarter include P$35 million attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador and P$19 million derived from the above mentioned social peace agreements.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2011, Petrobras Argentina´s liquid hydrocarbon and natural gas proved reserves totaled 223 million boe (92.2 million barrels of oil and 784.5 billion cubic feet of gas).

Reserves were audited by DeGolyer and MacNaughton, international technical consultants.

Refining and Distribution

Sales for the Refining business grew P$300 million to P$2,168 million in 2011 quarter. Considering only sales of refined products in 2011 quarter, sales rose P$32 million to P$1,788 million. Reduced sales revenues in 2011 quarter derive from the sale of San Lorenzo Refinery and the associated fuel sales network, effected on May 2, 2011, partly offset by the partial recovery in sales prices in the domestic market and the rise in international reference prices in the case of products in line with those reference prices.

In 2011 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 273 thousand cubic meters, 223 thousand cubic meters, 82 thousand cubic meters and 139 thousand cubic meters, respectively.

In 2010 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 386 thousand cubic meters, 209 thousand cubic meters, 183 thousand cubic meters and 163 thousand cubic meters, respectively.

Gross profit was P$139 million in 2011 quarter, similar to that recorded in 2010 quarter. Gross margin on sales declined to 6.4% in 2011 quarter from 7.1% in 2010 quarter.

Other operating expenses, net accounted for losses of P$46 million and P$5 million in 2011 and 2010 quarters, respectively. Losses for 2011 quarter are mainly attributable to expenses relating to environmental matters.

Petrochemicals

Net sales decreased P$460 million to P$496 million in 2011 quarter, mainly as a consequence of discontinuance of the styrenics business in Brazil, which accounted for sales revenues of P$616 million in 2010 quarter, partially offset by a 45% increase in styrenics sales revenues in Argentina.

Total styrenics sales in Argentina increased P$154 million to P$496 million in 2011 quarter, mainly as a result of a 23% improvement in sales volumes and a 17% increase in  average sales prices in line with international reference prices.

Gross profit decreased P$140 million to P$57 million in 2011 quarter and gross margin on sales dropped to 11.5% in 2011 quarter from 20.6% in 2010 quarter, mainly as a consequence of discontinuance of the styrenics business in Brazil.

Other operating expenses, net accounted for a loss of P$34 million in 2011 quarter, compared to a gain of P$18 million in 2010 quarter. The loss recorded in 2011 quarter is mainly attributable to expenses relating to environmental matters.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

In 2011 quarter, sales revenues increased P$179 million to P$482 million, mainly as a consequence of the increase in revenues from gas and liquid fuel sales.

Gas sales revenues rose P$103 million to P$308 million in 2011 quarter, due to a 36.4% and a 10.2% increase in average sales prices and sales volumes, respectively.

Liquid fuel sales revenues rose P$79 million to P$168 million in 2011 quarter as a consequence of a 38% and a 36.5% increase in average sales prices and sales volumes, respectively.

Gas sales revenues increased P$103 million to P$308 million in 2011 quarter, due to a

Electricity

In 2011 quarter, net sales for electricity generation increased 57% to P$432 million, due to a  29.2% and a 22.7% improvement in sales volumes and in average sales prices, respectively.

Net sales attributable to Genelba Power Plant increased P$118 million to P$263 million in 2011 quarter. The increase in sales derives from a 35.7% and a 33.7% increase in sales volumes and in average sales prices, respectively. The rise in sales volumes is basically attributable to the plant shutdown for scheduled maintenance works during October and November 2010.

Net sales attributable to Genelba Plus Power Plant increased P$28 million to P$89 million in 2011 quarter. The increase in sales basically derives from a 46% rise in sales volumes to 292 GWH in 2011 quarter.

Net sales attributable to Pichi Picún Leufú totaled P$40 million in 2011 quarter and P$42 million in 2010 quarter. Average sales price was 126.6 $/MWh and 128 $/MWh in 2011 and 2010 quarters, respectively. Sales volumes dropped 3.7% to 316 GWh in 2011 quarter.

Net sales 40 million in 2011 quarter and P$42 million in 2010 quarter. The average sales price was 126.6 $/MWh in 2011 quarter and 128 $/MWh in 2010 quarter. Sales volumes dropped 3.7% to 316GWh in 2011 quarter.

www.petrobras.com.ar
(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 02/09/2012
By: /s/ Daniel Casal Name: Daniel Casal Title: Attorney	By: /s/ Luis M. Sas Name: Luis M. Sas Title: Attorney